EXHIBIT 99.2

FORM OF LETTER TO STOCKHOLDERS

HAYES LEMMERZ INTERNATIONAL, INC.
55,384,615 Shares of Common Stock
Offered Pursuant to Rights Distributed to Record Stockholders of
Hayes Lemmerz International, Inc.

, 2007

Dear Stockholder:

This notice is being distributed by Hayes Lemmerz International, Inc. (the “Company”) to all holders of record of shares of its Common Stock, par value $0.01 per share (the “Common Stock”), at 5:00 p.m., Eastern Daylight Time, on April 10, 2007 (the “Record Date”), in connection with the distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock. The Rights are described in the Company’s Prospectus, dated April   , 2007 (the “Prospectus”).

In the Rights Offering, the Company is offering an aggregate of 55,384,615 shares of its Common Stock (the “Underlying Shares”) pursuant to the Prospectus. The Rights will expire, if not exercised, by 5:00 p.m., Eastern Daylight Time, on May 21, 2007, unless extended in the sole discretion of the Company; provided that any such extension may not exceed thirty business days without the prior written notice of Deutsche Bank Securities Inc. (the “Investor”) (as it may be extended, the “Expiration Date”).

As described in the accompanying Prospectus, you will receive 1.3970 Rights for each share of Common Stock owned of record as of the close of business on the Record Date, subject to adjustments to eliminate fractional rights.

Each whole Right will allow you to subscribe for one share of Common Stock (the “Basic Subscription Privilege”) at the cash price of $3.25 per share (the “Subscription Price”). Fractional Rights or cash in lieu of fractional Rights will not be issued in the Rights Offering. Fractional Rights will be rounded to the nearest whole number, with such adjustments as may be necessary to ensure that the Company offers 55,384,615 shares of Common Stock in the Rights Offering. As an example, if you owned 1,000 shares of Common Stock as of the Record Date, you would receive 1,397 Rights pursuant to your Basic Subscription Privilege, and you would have the right to purchase 1,397 shares of Common Stock in the Rights Offering pursuant to your Basic Subscription Privilege (fractional shares of Common Stock or cash in lieu of fractional shares will not be issued in the Rights Offering, and as such, fractional shares were disregarded).

In addition, each holder of Rights who exercises his Basic Subscription Privilege in full will be eligible to subscribe (the “Over-Subscription Privilege”), at the same Subscription Price of $3.25 per share, for additional shares of Common Stock up to the number of shares for which such holder subscribed under his Basic Subscription Privilege on a pro rata basis if any shares are not purchased by other holders of subscription rights under their Basic Subscription Privileges as of the Expiration Date (the “Excess Shares”). “Pro rata” means in proportion to the number of shares of our common stock that you and the other subscription rights holders have purchased by exercising your Basic Subscription Privileges on your Common Stock holdings. Each holder of Rights may only exercise his Over-Subscription Privilege if he exercised his Basic Subscription Privilege in full and other holders of Rights do not exercise their Basic Subscription Privileges in full. If there is not a sufficient number of Excess Shares to satisfy all requests for subscriptions made under the Over-Subscription Privilege, the Company will allocate the remaining Excess Shares pro rata, after eliminating all fractional shares, among those Rights holders who exercised their Over-Subscription Privileges. For the purposes of determining their eligibility for the Over-Subscription Privilege, holders will be deemed to have exercised their Basic Subscription Privilege in full if they subscribe for the maximum number of whole Underlying Shares available under their Basic Subscription Privilege. See “The Rights Offering — Subscription Privileges” in the Prospectus.

In the event the Rights Offering is not fully subscribed after holders of Rights exercise their Basic Subscription Privileges and Over-Subscription Privileges, the Investor has agreed, subject to certain conditions and limitations, to purchase all of the shares of Common Stock not subscribed for in the Rights Offering at a price per share equal to the Subscription Price, pursuant to an Amended and Restated Equity Purchase and Commitment Agreement (the “Equity Agreement”). SPCP Group, LLC, an affiliate of Silver Point Capital, L.P., has agreed with the Investor to acquire 50% of the shares that the Investor is obligated to acquire pursuant to the Equity Agreement. The Investor may also elect to assign some or all of its rights to purchase shares of our Common Stock to such additional investors as are reasonably acceptable to the Company.

In addition, the Investor has an option to purchase up to 4,038,462 shares of Common Stock in a private placement at a purchase price of $3.25 per share (the “Direct Investment Option”). The Investor may exercise the Direct Investment Option at any time before the 5:00 p.m., Eastern Daylight Time, on the second business day following the Expiration Date.

The Rights are evidenced by Rights certificates (the “Subscription Rights Certificates”). Rights may not be sold, transferred, or assigned; provided, however, that Rights are transferable by operation of law (for example, a transfer of Rights to the estate of a recipient upon the recipient’s death).

Enclosed are copies of the following documents:

1. Prospectus;

2. Subscription Rights Certificate;

3. Instructions for Use of Hayes Lemmerz International, Inc. Subscription Rights Certificates; and

4. A return envelope addressed to Mellon Bank N.A., the Subscription Agent.

Your prompt action is requested. To exercise your Rights, you should properly complete and sign the Subscription Rights Certificate and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Subscription Rights Certificate with payment of the Subscription Price on or prior to 5:00 p.m., Eastern Daylight Time, on the Expiration Date. All payments must be made in U.S. dollars for the full number of Underlying Shares being subscribed for by cashier’s or certified check or bank draft drawn upon a United States bank or any money order payable to Mellon Bank N.A., as Subscription Agent. Failure to return the properly completed Subscription Rights Certificate with the correct payment will result in your not being able to exercise your Rights. A Rights holder cannot revoke the exercise of his Rights. Rights not exercised prior to the Expiration Date will expire without value.

Additional copies of the enclosed materials may be obtained from the Information Agent, Innisfree M&A Incorporated. The Information Agent’s toll-free telephone number is (888) 750-5834. Banks and brokers please call collect at (212) 750-5833.

Very truly yours,

HAYES LEMMERZ INTERNATIONAL, INC.

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